UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-11887

CANYON RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
(303) 278-8464
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, $.01 par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Canyon Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Its: Vice President and Chief Financial Officer